

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2023

Jack A. Fusco
Chief Executive Officer
Cheniere Energy, Inc.
700 Milam Street, Suite 1900
Houston, Texas 77002

> **Re: Cheniere Energy, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed February 23, 2023**
> **File No. 001-16383**

Dear Jack A. Fusco:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Energy & Transportation